Filed by United States Steel LLC and USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
  And deemed filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                   Commission File No. 333-71454


                        USX CAPITAL LLC CALLS ITS "MIPS"

     PITTSBURGH, Nov. 5 -- USX Corporation announced today that its wholly owned subsidiary, USX Capital LLC, has called for redemption on December 31, 2001 all of the then outstanding 8.75% Cumulative Monthly Income Preferred Shares, Series A ("MIPS") (NYSE: XLC_p). On the redemption date, USX Capital LLC will pay $25.18 per share reflecting the redemption price of $25 per share, plus a cash payment for accrued but unpaid dividends through the redemption date. After the redemption date, the MIPS will cease to accrue dividends and will only represent the right to receive the redemption price. The MIPS were issued in book entry form only through The Depositary Trust Company ("DTC") and the redemption price will be paid through DTC, which in accordance with its procedures will make payment to its member securities brokers and dealers, banks, trust companies, and clearing corporations.
     The MIPS are the subject of a previously announced exchange offer by United States Steel LLC, currently a wholly owned subsidiary of USX Corporation, pursuant to which United States Steel LLC is offering to exchange $25 principal amount of its 10% Senior Quarterly Income Debt Securities due 2031 ("SQUIDS") for each validly tendered and accepted MIPS of USX Capital LLC, up to a maximum face amount of $161 million of MIPS, plus a cash payment for accrued but unpaid dividends. This exchange offer is being made only through a registration statement, tender offer statement and prospectus. The Securities and Exchange Commission ("SEC") has not declared the registration statement effective. Beneficial owners of MIPS of USX Capital LLC who decide to participate in the exchange offer should contact Goldman, Sachs & Co., the Dealer Manager for the exchange offer, or their own broker, dealer, bank, trust company or other financial advisors.
                                      -o0o-

     This press release does not constitute an offer to sell or a solicitation of an offer to exchange any security. A registration statement and a tender offer statement relating to these securities have been filed with the SEC, but the registration statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     Holders of any of the securities that are the subject of the exchange offers are advised to read the registration and tender offer statements because they contain important information. Such holders may obtain a free copy of the registration and tender offer statements, prospectus and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission, at the Securities and Exchange Commission's website at http://www.sec.gov/. After the registration statement becomes effective, such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, PA 15219-4776. Phone (412) 433-4801, (866) 433-4801 (toll free), (412) 433-4818 (fax).